UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Antelope Enterprise Holdings Limited

(Name of Issuer)

Common Shares, $0.024 par value

(Title of Class of Securities)

G041JN106

(CUSIP Number)

September 30, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G041JN106		Page 2 of 5 Pages
1		NAMES OF REPORTING PERSONS:
Sixth Borough Capital Fund LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 934,172 (1)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 937,172 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
934,172 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
11.99% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

(1) Consists of 934,172 common shares held by the reporting person based on 7,788,250 shares outstanding pursuant to the Prospectus Supplement filed with the SEC on October 4, 2022, and the Form 6-K filed with the SEC on October 5, 2022. On September 30, 2022, the reporting person purchased 1,111,112 common shares. From September 30, 2022, through October 27, 2022, the reporting person sold 176,940 common shares. The amount set forth in the table represents the ownership of the reporting person as of October 28, 2022.

Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Antelope Enterprise Holdings Limited
Item 1(b)	Address of Issuer’s Principal Executive Offices:
c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC
Item 2(a)	Name of Person Filing:

This statement is filed by:

(i) Sixth Borough Capital Fund LP, a Delaware limited partnership (“Sixth Borough”) with respect to the common shares; and

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the ordinary shares reported herein.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office for each of the Reporting Persons is: 1515 N. Federal Highway, #300, Boca Raton, FL 33432
Item 2(c)	Citizenship:

Sixth Borough is a Delaware limited partnership.
Item 2(d)	Title of Class of Securities:

Common share, $0.024 par value
Item 2(e)	CUSIP Number:

G041JN106
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 4 of 5 Pages

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The amount set forth in the table represents the ownership of the reporting person as of October 28, 2022. As of October 28, 2022, the reporting person held 934,172 common shares, or 11.99%, based on 7,788,250 shares outstanding pursuant to the Prospectus Supplement filed with the SEC on October 4, 2022, and the Form 6-K filed with the SEC on October 5, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certifications.
Not applicable

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2022

Sixth Borough Capital Fund LP

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Managing Partner